FOR IMMEDIATE RELEASE: August 12, 2010	PR10-12

Atna Resources Reports Second Quarter 2010 Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN/OTCBB:ATNAF) today reported unaudited financial results for the Company’s second quarter for the period ended June 30, 2010. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the second quarter MD&A and Financials filed on SEDAR or it may be found on our website at www.atna.com.

Second Quarter 2010 Highlights:

•	Second quarter revenues increased by nine percent from $6.1 million in the first quarter to $6.7 million due to increased gold sales and gold price
•	Gold mined totaled 6,577 ounces and gold doré production was 5,339 ounces
•	Mining rates at the Briggs Mine increased by 20 percent for the period
•	Estimated recoverable gold inventory at quarter end was 10,950 ounces
•	An NI 43-101 compliant Technical Report and Preliminary Economic Assessment on the Columbia Project in Montana was completed with positive results
•	All permits are in place at the Reward Mine and the Phase 1 reclamation bond was posted

Financial Results:

For the three months ended June 30, 2010, Atna recorded a net loss of $3.6 million, or basic loss per share of $0.04, on revenues of $6.7 million. This compares to net loss of $1.7 million, or a basic loss per share of $0.02, on revenues of nil for the three months ended June 30, 2009. For the second quarter ended June 30, 2010, cash and cash equivalents were $5.5 million a decrease of $3.4 million from March 31, 2010.

Briggs Mine, California

Gold production temporarily declined in the second quarter due to a wedge failure on the eastern highwall of the BSU pit, which limited access to a principle area of developed ore supply. For the safety of our employees and contractors, work in the pit was severely constrained. This resulted in sharply reduced ore mining, creating below target gold production and high unit production costs for the quarter. Problems in the area have been resolved and ore mining rates returned to normal during the month of July and daily gold production has increased compared to the second quarter.

Total cash spending at Briggs for the quarter was 1.3 percent higher than budget. Gold production was substantially below target for the period, resulting in high unit cash costs of $1,021 per ounce for the quarter.  The overall mining rate increased by 20 percent , but the primary focus was on waste movement to improve the availability of ore supply. This resulted in an increased waste to ore strip ratio of 4.2:1 for the second quarter versus 2.2:1 for the first quarter. The positive impacts of this increased waste movement will be realized in future periods.

Gold production at Briggs is expected to increase in the third quarter over the second quarter and substantially increase in the fourth quarter as ore grades and tonnages increase with depth in the BSU pit and new ore horizons become available in the Briggs Main pit. Due to the shortfall in second quarter production, full year production for the Briggs Mine has been re-forecast to fall in the range of 25,000 to 30,000 ounces. Cash cost for the second half have been re-forecast to fall in the range of $800 to $850 per ounce.

A concerted effort has been developed for both production improvement and cost containment at the Briggs Mine. Those initiatives include:

Production Initiatives:
•	Focus on ore control to reduce grade dilution
•	Maintain pit development schedule to create security of ore supply
•	Increase slope monitoring and improve highwall management to maintain projected production rates

Cost Containment Initiatives:
•	Reduce reliance on outside and contracted services
•	Improve preventative maintenance standards
•	Reduce discretionary spending

Reward Mine Project, Nevada

All permits are in place at the Reward Mine and the Phase 1 reclamation bond was posted.  Development of the Reward Mine will proceed on a measured basis as cash flow from Briggs improves and additional financing becomes available. A reclamation bond of $0.9 million has been posted to cover the initial infrastructure development phase of the project. Bid packages for contract mining and crushing have been submitted to a number of interested parties and the Company is waiting for proposals.

Columbia Gold Property, Montana

An NI 43-101 compliant Technical Report and Preliminary Economic Assessment (PEA) for the Columbia Project was completed in May 2010. Results demonstrate robust economic returns are projected using current metal prices. Favorable economic returns result from using the current three year trailing average price of gold and silver.

Columbia Project Highlights

•
Estimated average annual production would average approximately 70,000 ounces of gold and 96,000 ounces of silver over a nine year mine life at an estimated cash cost of $639 per ounce of gold, net of by- product credits

•	Using a current gold price of $1,190 per ounce of gold and $18 per ounce of silver the Pre-tax discounted Net Present Value (NPV) and Internal Rate of Return (IRR) are $181 million and 39 percent IRR
•	At $900 per ounce of gold and $15 per ounce of silver the NPV is $51 million at discount rate of five percent, and the IRR is 16 percent
•	Estimated capital expenditures of US$72.2 million would be recovered in 3.1 years at today’s prices and 4.9 years at $900 gold. Capital estimates are based upon owner mining

The PEA contemplates a conventional open pit mining operation with sequential pit backfill and a conventional 5,000 ton per day gravity and flotation mill to produce both doré and a gold and silver concentrate. Concentrates would be sold to third party processing facilities. The initial design seeks to minimize environmental impact by incorporating dry tailings for pit backfill versus a conventional wet tailings dam.

The PEA is an estimate of the economic viability of the project and does not contemplate a number of important engineering or regulatory factors. Further study is required prior to making a production decision. The preliminary assessment includes inferred mineral resources within the pit boundary that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is  no certainty that the preliminary assessment would be realized.

Gold Bond Financing

Closing of the second tranche of the Gold Participating Bond Offering, announced on July 5, 2010, was deferred due to summertime market conditions in Europe and volatility in the gold market.

Conference Call:

Management will host a conference call on Monday, August 16, 2010, at 1:00 p. m. EDT to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID #94156772.

A replay of the first quarter call will be available through midnight EDT August 18, 2010, by dialing (800) 642-1687 or (706) 645-9291, reference conference ID #94156772.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2009 Form 20-F dated March 26, 2010.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. Investors are urged to closely consider the disclosure in our Form 20-F which may be obtained from Atna or found online at www.sec.gov.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(US dollars, Canadian GAAP basis)
(Unaudited)

	June 30,	December 31,
BALANCE SHEETS	2010	2009

ASSETS
Current assets	$18,618,600	$21,331,700
Non-current assets	57,548,500	58,525,600

Total assets	76,167,100	79,857,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	13,568,200	9,679,500
Notes payable - long term	8,300	837,200
Gold bonds, net of discount	8,346,200	9,857,400
Other non-current liabilities	5,685,600	5,445,800
Shareholders' equity	48,558,800	54,037,400

Total liabilities and shareholders’ equity	$76,167,100	$79,857,300

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
STATEMENTS OF OPERATIONS		Restated		Restated

Revenues	$6,655,000	$-	$12,741,700	$-
Cost of sales	6,938,600	-	13,055,100	-
Depreciation	30,000	40,500	56,100	74,200
General and administrative	825,300	819,300	1,863,200	1,602,100
Exploration	231,000	487,000	573,900	975,600
Other expense, net	2,181,500	382,200	2,597,100	109,900

Net loss	(3,551,400)	(1,729,000)	(5,403,700)	(2,761,800)

Comprehensive loss	(3,574,900)	(1,765,900)	(5,644,700)	(2,818,700)

Basic loss per share	$(0.04)	$(0.02)	$(0.06)	$(0.03)

Basic weighted-average shares outstanding	83,308,857	83,291,133	83,308,172	83,291,133

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$8,847,500	$8,900,800	$13,060,300	$16,707,300
Net cash used in operating activities	(1,693,400)	(2,075,100)	(3,799,200)	(4,862,700)
Net cash used in investing activities	(307,500)	(2,382,000)	(1,095,700)	(7,217,900)
Net cash used in financing activities	(1,377,800)	(271,600)	(2,711,500)	(452,600)
Effect of exchange rate changes on cash	(8,200)	10,200	6,700	8,200

Cash and cash equivalents, end of the period	$5,460,600	$4,182,300	$5,460,600	$4,182,300